Exhibit 99.1

FOR IMMEDIATE RELEASE

Kelly Ahuja Appointed to Celestica’s Board of Directors

TORONTO, January 30, 2024 -- Celestica Inc. (TSX: CLS) (NYSE: CLS), a leader in design, manufacturing and supply chain solutions for the world’s most innovative companies, is pleased to announce the appointment of Kulvinder (Kelly) Ahuja to its Board of Directors effective January 29, 2024.

“I’m pleased to welcome Kelly to the Board of Directors of Celestica,” said Mike Wilson, Chair, Celestica’s Board of Directors. “Kelly brings extensive industry knowledge and leadership acumen that will be valuable to the Board as we continue to strive to create shareholder value.”

Mr. Ahuja has more than three decades of experience in networking and telecommunications. Currently, he is the CEO of Versa Networks, an innovative leader in SASE, security, networking and SD-WAN, and in this role he is deeply engaged with enterprises, service providers and hyperscalers. Previously, Mr. Ahuja spent 18 years at Cisco where in his last role, he led the Service Provider Business, covering routing, optical, mobility, video, and cloud technologies. He holds a Bachelor of Science, Electrical, Electronics and Communications Engineering degree from the University of Calgary.

About Celestica

Celestica enables the world’s best brands. Through our recognized customer-centric approach, we partner with leading companies in Aerospace and Defense, Communications, Enterprise, HealthTech, Industrial, and Capital Equipment to deliver solutions for their most complex challenges. As a leader in design, manufacturing, hardware platform and supply chain solutions, Celestica brings global expertise and insight at every stage of product development - from the drawing board to full-scale production and after-market services. With talented teams across North America, Europe and Asia, we imagine, develop and deliver a better future with our customers.

Contacts

Celestica Global Communications

(416) 448-2200

media@celestica.com

Celestica Investor Relations

(416) 448-2211

clsir@celestica.com